Exhibit 99.1

GERDAU S.A. Tax ID (CNPJ/ME) 33.611.500/0001-19 Registry (NIRE): 35300520696	METALÚRGICA GERDAU S.A. Tax ID (CNPJ/ME) 92.690.783/0001-09 Registry (NIRE): 35300520751

SEIVA S.A. – FLORESTAS E INDÚSTRIAS

Tax ID (CNPJ/MF): 87.043.832/0001-73

Registry (NIRE): 35300521781

MATERIAL FACT

Gerdau S.A., Metalúrgica Gerdau S.A. and Seiva S.A. – Florestas e Indústrias (collectively, the “Companies”), pursuant to CVM Resolution 44/2021, hereby announce to their shareholders and the market of the progress on lawsuit 0023102-98.1990.8.19.0001 filed by the Companies at the 14th Civil Court of Rio de Janeiro (“14th Civil Court”), claiming compensation for losses incurred with the Eletrobras Compulsory Loan (“ECE”) after the most recent material fact notice disclosed on September 13, 2021:

a)	The Companies were authorized on 10/18/2021 to raise R$ 422 million, considered "undisputed" by Eletrobras, which occurred on 10/29/2021;
b)	On 10/28/2021, the Companies submitted a performance bond in the amount of R$1,049 million, which was accepted by the court and which approved the withdrawal of an equivalent amount of the judicial deposit on 11/30/2021;
c)	On 12/21/2021, the entire amount of R$1,062 million was deposited in the accounts of the Companies in the proportion due to each of them; and
d)	The Companies reiterate that the decision that fixed the amount in favor of the Gerdau group was upheld by courts at all levels in the State of Rio de Janeiro and the plea for its suspension was rejected by the Superior Court of Justice (STJ); with the focus now on the final execution of the final and unappealable judicially enforceable instrument, which cannot be annulled by the courts, only leaving open the possibility of appeals and other measures with remote chances of being heard, considering their frivolous nature.

As disclosed in note 15 to the Financial Statements dated September 30, 2021, of Gerdau S.A. and Metalúrgica Gerdau S.A., the Companies had already recognized in the 3rd quarter of 2021 a gain in results and assets, which jointly totaled approximately R$1.5 billion, including taxes and related costs/fees.

The Companies will keep their shareholders and the public informed of further developments on the subject.

São Paulo, December 22, 2021.

Harley Lorentz Scardoelli

Executive Vice-President

Investor Relations Officer

This content is Confidential.